CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

CanAlaska Sells Two Diamond Prospects in Pikoo Region and Alaska Gold Subsidiary

Holds Interests in 13 Properties in Pikoo District

Vancouver, Canada, May 1, 2015 - CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) reports the sale of its C2 and C3 diamond claims to Copper Reef Mining Corporation. The two properties are located in the Pikoo diamond-bearing district in Eastern Saskatchewan, approximately 40 kilometres southeast of North Arrow Minerals Inc.’s Pikoo diamond discoveries. CanAlaska has interests in thirteen properties in the Pikoo diamond region. As the Company’s focus is uranium exploration, the sale of its diamond properties enables the monetization of non-core assets.

Terms of the sale include 1,000,000 shares of Copper Reef Mining (500,000 shares per claim block) payable on regulatory approval. CanAlaska will retain a 2.5% NSR over which Copper Reef has a Right of First Refusal. Copper Reef must complete 2 years of assessment work on the properties or issue 1,000,000 additional shares. CanAlaska will transfer title once shares are received.

The C2 and C3 claims contain a number of magnetic targets that could be caused by kimberlite intrusions. These excellent kimberlite-like magnetic targets occur in Archean basement rocks next to the Tabbenor Fault. Since overburden in the Pikoo area is quite thin, it has favourable conditions for till sampling, prospecting and drilling. Additionally, roads are conveniently located within 1-2 kilometres from the properties to provide inexpensive access.

Following North Arrow Minerals’ 2013 discovery of several diamond-bearing kimberlites at their Pikoo property, CanAlaska staked thirteen claims (four now acquired by Copper Reef) in the district deemed to be highly prospective for diamonds. The staking rush continued into 2014 with several groups acquiring ground in the region. Recent exploration in the Pikoo district has identified kimberlite indicator minerals in several areas.

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Summary information of CanAlaska’s Pikoo diamond properties – available for sale or option – and about the Pikoo district is available at http://www.canalaska.com/s/Diamond.asp?ReportID=692188.

Alaskan Gold Subsidiary Sold

The Company is also pleased to report the sale this month of its ownership interest in the Rainbow Hill project in Alaska to non-related private interests for a cash payment of US$50,000. This sale provides additional operating capabilities for CanAlaska.

Dr. Karl Schimann, PhD, P.Geo, is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CanAlaska Uranium Ltd. (TSX-V: CVV; OTCQB: CVVUF; Frankfurt: DH7N) holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects. CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

Contact: Peter Dasler, President and CEO Tel: +1.604.688.3211 x 138 Email: info@canalaska.com

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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